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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 52002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fourth Avenue, Suite 2700
(No. and Street)

Seattle	WA	98154-1199
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Labosier 206-447-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam Varon & Co. Inc. P.S.
(Name – *if individual, state last, first, middle name*)

1750-112th Avenue NE, Suite E200	Bellevue	WA	98004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael R. Labosier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Capital LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— None —


KRISTIN N. COOLEY
COMMISSION EXPIRES
NOTARY
PUBLIC
07-02-06
STATE OF WASHINGTON

[signature] 5-12-03
Signature

CFO
Title

[signature] 5/12/03
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements with Accompanying Information

Moss Adams Capital LLC

Years Ended December 31, 2002 and 2001

and

Report of Certified Public Accountants

MOSS ADAMS CAPITAL LLC

TABLE OF CONTENTS

Years Ended December 31, 2002 and 2001

Hellam|Varon
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

The Members
Moss Adams Capital LLC

We have audited the accompanying statements of financial condition of Moss Adams Capital LLC as of December 31, 2002 and 2001, and the related statements of income, cash flows, changes in members' equity and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moss Adams Capital LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hellam, Varon & Co. Inc. P.S.

Bellevue, Washington
February 12, 2003

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

MOSS ADAMS CAPITAL LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,043,170	$ 540,228
Accounts receivable, less allowance for doubtful accounts of $17,353 ($9,600 in 2001)	81,609	15,000
Unbilled receivables, less allowance for doubtful accounts of $2,647 ($2,319 in 2001)	3,763	26,603
Other receivables	-	1,047
Total current assets	1,128,542	582,878
Property and equipment, less accumulated depreciation of $5,107 ($3,857 in 2001)	6,031	1,560
	$ 1,134,573	$ 584,438

	2002	2001
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 58,070	$ 17,732
Accrued liabilities	206,365	64,157
	264,435	81,889
Members' equity	870,138	502,549
	$ 1,134,573	$ 584,438

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS CAPITAL LLC

STATEMENTS OF INCOME

Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Investment banking	$ 2,803,226	$ 2,003,944
Interest	15,209	23,697
	2,818,435	2,027,641
Expenses:		
Compensation and benefits	1,363,247	1,102,683
Administrative and data processing	202,390	149,785
Occupancy and equipment	80,066	69,197
Other	63,387	49,176
Business taxes	48,284	51,769
Travel and meetings	42,921	36,467
Insurance	24,000	15,000
	1,824,295	1,474,077
Net income	$ 994,140	$ 553,564

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS CAPITAL LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

		2002		2001
Cash flows from operating activities:				
Net income	$	994,140	$	553,564
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		1,250		1,040
(Increase) decrease in assets:				
Receivables		(42,722)		273,873
Increase (decrease) in liabilities:				
Accounts payable		40,338		(108,770)
Accrued liabilities		142,208		(13,748)
Deferred revenue		-		(5,483)
Net cash provided by operating activities		1,135,214		700,476
Cash flows from investing activities:				
Equipment expenditures		(5,721)		-
Net cash used in investing activities		(5,721)		-
Cash flows from financing activities:				
Cash distributions		(626,551)		(480,000)
Net cash used in financing activities		(626,551)		(480,000)
Net increase in cash and cash equivalents		502,942		220,476
Cash and cash equivalents at beginning of year		540,228		319,752
Cash and cash equivalents at end of year	$	1,043,170	$	540,228
Cash paid for interest	$	-	$	-

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS CAPITAL LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2002 and 2001

	2002	2001
Balance at beginning of year	$ 502,549	$ 428,985
Net income	994,140	553,564
Distributions	(626,551)	(480,000)
Balance at end of year	$ 870,138	$ 502,549

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS CAPITAL LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Years Ended December 31, 2002 and 2001

	2002	2001
Balance at beginning of year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Capital LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Limited Liability Company formed in Washington State. Moss Adams Capital LLC provides investment banking services to middle-market companies located in the Western United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking - Investment banking revenue includes fees earned from providing merger-and-acquisition and financial restructuring advisory services.

Cash equivalents - For purposes of the statement of cash flows, the Company considers overnight investment sweeps in mutual funds to be cash equivalents. Amounts in this account totaling $905,975 and $181,386 at December 31, 2002 and 2001, respectively, are not insured by the Federal Deposit Insurance Corporation.

Credit risk - Credit risk is represented by unsecured trade accounts receivable. Bad debts are provided for using the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year.

Property and equipment - Property and equipment are carried at cost. Depreciation is provided using a method that approximates the straight-line method over estimated useful lives of five years.

Income taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns.

Guaranteed payments to members - Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the LLC rather than as allocations of LLC net income.

MOSS ADAMS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. RELATED PARTY TRANSACTIONS

Moss Adams LLP (the majority member) owns 76.5% of the member equity interest in the Company. Two directors of the Company own the remaining 23.5% in equal shares.

At December 31, 2002, accounts payable includes $48,356 to the majority member; at December 31, 2001, accounts receivable includes $554 from the majority member. Certain Company expenses are paid by the majority member on its behalf, and these items are charged against an intercompany accounts payable account. Additionally, the Company is charged monthly rent and office charges from the majority member. Amounts included in expense for these items are:

	2002	2001
Rent	$ 59,650	$ 42,000
Data processing fee	$ 28,962	$ 22,351
Administrative fee	$133,714	$111,246
Support staff	$ 14,250	$ -

4. COMMITMENTS

The Company subleases its office facilities under an informal agreement with its majority member (Note 3). The majority member's lease expires in November 2011. The Company pays its prorata share of building rent and operating expenses such as property taxes, insurance and maintenance based on the amount of square feet used in comparison to the total square feet leased by the majority member.

Rent expense amounted to $59,650 in 2002 and $42,000 in 2001.

5. PROFIT-SHARING PLAN

Company employees are eligible to participate in the profit-sharing 401(k) plan of its majority member. The plan covers substantially all of its employees who have met minimum age and length of service requirements. Employee contributions are 100% vested at all times. Employer contributions totaled $4,270 in 2002 and $2,953 in 2001.

MOSS ADAMS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS
(Continued)

6. NET CAPITAL REQUIREMENTS AND FILING REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $697,197 which was $679,568 in excess of its required net capital of $17,629. At December 31, 2001, the Company had net capital of $458,339 which was $452,880 in excess of its required net capital of $5,459. The Company's net capital ratio was .38 to 1 at December 31, 2002 and .18 to 1 at December 31, 2001.

The Company is exempt from filing a Computation of Reserve Requirements pursuant to SEC rule 15c3-3.

7. CONTINGENCIES

The Company is party to a legal action related to collection of a success fee on a specific engagement. The client has refused payment and filed an action to void the engagement agreement and seeks repayments of amounts previously paid to the Company. It is not possible to predict with certainty whether or not the Company will ultimately be successful in this matter or, if not, what the impact might be. However, management does not expect that the results of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

ACCOMPANYING INFORMATION

MOSS ADAMS CAPITAL LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

	2002	2001
Computation of net capital:		
Net members' equity	$ 870,138	$ 502,549
Deduct ownership equity not allowable	-	-
Total members' equity qualified for net capital	870,138	502,549
Add:		
Liabilities subordinated to claims of general creditors	-	-
Total capital and allowable subordinated liabilities	870,138	502,549
Deduct:		
Nonallowable assets:		
Property and equipment, net	(6,031)	(1,560)
Other assets	(85,372)	(42,650)
Net capital before haircuts on securities positions	778,735	458,339
Haircuts on securities	81,538	-
Net capital	$ 697,197	$ 458,339
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtness)	$ 17,629	$ 5,459
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	$ 5,000
Net capital requirement (greater of above)	$ 17,629	$ 5,459
Excess net capital	$ 679,568	$ 452,880
Excess net capital at 1000%	$ 670,754	$ 450,150
Computation of aggregate indebtedness:		
Items included in Statement of Financial Condition:		
Accounts payable and accrued expenses	$ 264,435	$ 81,889
Items not included in Statement of Financial Condition	-	-
Total aggregate indebtedness	$ 264,435	$ 81,889
Ratio: aggregate indebtedness to net capital	38%	18%

MOSS ADAMS CAPITAL LLC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

	2002	2001
Net capital as reported in Company's Part II (unaudited FOCUS report)	$ 778,735	$ 458,339
Haircuts on securities erroneously omitted	(81,538)	-
Allowable assets erroneously reported as nonallowable	-	-
Differences due to offsetting various asset accounts against related liabilities	-	-
Net capital per Schedule I	$ 697,197	$ 458,339

MOSS ADAMS CAPITAL LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

YEARS ENDED DECEMBER 31, 2002 AND 2001

Board of Directors
Moss Adams Capital LLC

In planning and performing our audits of the financial statements and supplemental schedules of Moss Adams Capital LLC (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hellam, Varon & Co. Inc. P.S.
Bellevue, Washington
February 12, 2003